S0 3/9/04

10
3/18

04004517

SEC MAIL RECEIVED PROCESSING
FEB 27 2004
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 58

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 44990

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bright Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4850 Harrison Drive
(No. and Street)

Las Vegas (City) NV (State) 89121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Bright 702 739 1393
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC
(Name — if individual, state last, first, middle name)

1601 Walnut Street - Suite 815 (Address) Philadelphia, Pa (City) (State) 19102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Robert A. Bright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bright Trading, LLC, as of December 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JOYCE ROSS
Notary Public, State of Nevada
Appointment No. 01678821
My Appt. Expires Mar. 19, 2005

X RABright
Signature

Title

Joyce Ross
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- /A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- /A [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- /A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- /A [ ] (m) A copy of the SIPC Supplemental Report.
- /A [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bright Trading LLC
Financial Statements
and Additional Information
December 31, 2003

CONTENTS

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To The Managing Member
Bright Trading LLC

We have audited the statement of financial condition of Bright Trading LLC as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Bright Trading LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules on pages 9-11 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic finanical statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 23, 2004

Bright Trading LLC
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and Cash Equivalents		$12,936,731.01
Receivables		
Clearing Organization		14,539,934.37
Securities with Clearing Organization		65,222,873.21
Investment		10,000.00
Exchange Memberships		466,700.00
TOTAL ASSETS		$93,176,238.59

LIABILITIES AND MEMBERS' Equity

Liabilities		
Securities Short	$23,025,078.44	
Reserve Payable	3,827,050.79	
Accounts Payable	268,811.80	
TOTAL LIABILITIES		27,120,941.03
Members' Equity		
MEMBERS' EQUITY		66,055,297.56
TOTAL LIABILITIES AND MEMBERS' EQUITY		$93,176,238.59

See accompanying notes to financial statements

Bright Trading LLC
Statement of Income
Year Ended December 31, 2003

	Twelve Months
REVENUES	
Gains from Trading	$44,868,235.73
Interest Income	286,057.32
Other Income	(72,482.47)
Total Revenues	45,081,810.58
EXPENSES	
Communications Expense	727,184.13
Commissions paid to other brokers and dealers	4,045,272.74
Occupancy Rental	140,946.42
Other Operating Expense	15,193,694.78
Total Expenses	20,107,098.07
Net Income	$24,974,712.51

See accompanying notes to financial statements

Bright Trading LLC
Statement of Changes in Members' Equity
December 31, 2003

Schedule of Members' Equity

Members' Equity Beginning	$81,832,767.73
Net Income - 2003	24,974,712.51
Members' Distributions	(53,829,797.68)
Members' Contributions	13,077,615.00
Total Members' Equity Ending	$66,055,297.56

See accompanying notes to financial statements

Bright Trading LLC
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:		
Net Income		$24,974,712.51
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in receivables	$3,193,225.58	
Change in securities with Clearing Organization	6,979,237.03	
Change in reserve payable	552,188.02	
Change in acounts payable	268,811.80	
Change in Securities Short	2,176,547.33	
Total adjustments		13,170,009.76
Net cash provided by operating activities		38,144,722.27
Cash flows from investing activities:		
Net cash used by investing activities		0.00
Cash flows from financing activities:		
Members' Equity Capital Contributions	13,077,615.00	
Members' Equity Withdrawals	(53,829,797.68)	
Net cash used by financing activities		(40,752,182.68)
Net change in cash and cash equivalents		(2,607,460.41)
Cash and cash equivalents at beginning of year		15,544,191.42
Cash and cash equivalents end of year		$12,936,731.01

See accompanying notes to financial statements

Bright Trading LLC
Notes to Financial Statements
December 31, 2003

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was formed in July, 2000 as a broker-dealer under the laws of the State of Nevada for the purpose of providing proprietary securities trading activities for the Company's individual members. The Company is a member of the Chicago Stock Exchange.

The following comprise the Company's significant accounting policies:

Method of Accounting

The Company maintains its books of account on the basis of recording revenue when earned and expenses when incurred (the accrual basis) in conformity with generally accepted accounting principles in the United States.

Recognition of Revenue

Trading securities transactions are recorded on a trade date basis with related income on an unrealized basis. These securities have been marked-to-market and reported at fair value with realized and unrealized gains and losses included in income.

Income Taxes

As a limited liability company, the Company does not pay federal or state taxes on its taxable income. Instead, the members' are liable for federal and state taxes on their share of taxable income.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

Financial Instruments with off Balance Sheet risk

The Company, in connection with its proprietary trading activities, enters into long and short cash, futures and options financial instruments in order to manage its exposure to market risk. These financial instruments may result in market and/or credit risk in excess of amounts recorded in the Statement of Financial Condition. The Company manages this risk by maintaining proprietary trading strategies.

NOTE 2 - RELATED PARTY TRANSACTIONS

In accordance with a contribution agreement entered into between the Company and Bright Trading, Inc. certain assets were transferred to the Company in Exchange for all Class A membership in the Company. Under a licensing agreement, Bright Trading, Inc. is also the managing partner of the Company. In accordance with a licensing agreement, Bright Trading, Inc. licensed all tradenames and service marks to Bright Trading, LLC for the sum of $12,000,000 per year. Unless terminated earlier, this agreement continues until December 31, 2020.

Robert A. Bright is the president and majority shareholder of Bright Trading, Inc. Tammy Bright is the president of Bright Trading LLC.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had a net capital of $52,644,952. which was $52,371,895. in excess of its required net capital of $273,057. The Company's net capital ratio was .078 to 1.

NOTE 4 - OWNERSHIP EQUITY

Ownership equity at December 31, 2003 is as follows:

Class A Membership	$10,000,000
Class B Membership	$56,055,298

Class A Members have all voting and management rights in the Company. Class A members vote for and elect the Manager of the Company, in which the Manager may be Class A Member. Class A Members are allocated revenues and profits and losses based on their Class A Membership.

Class B Members are required to contribute a base amount set by management, to be eligible for membership. Profits and losses are calculated per the Operating Agreement and any addendums, and Class B members receive allocations and distributions computed accordingly.

The Operating Agreement and subsequent addendums of the Company contains additional equity information.

NOTE 5 - RESERVE FOR WITHDRAWALS AND ACCOUNTS PAYABLE

A reserve account in the amount of $5,000,000 was set up at the inception of the LLC to provide for capital withdrawals for members withdrawing their capital accounts in less than 1 year of membership. The accounts payable account consists of the reserve for withdrawals and the balance in this account at December 31, 2003 was $3,827,051.

NOTE 6 - EXCHANGE MEMBERSHIP

The Company owns a seat on the Chicago Stock Exchange and a seat on the Philadelphia Stock Exchange. In accordance with SEC rules,these seats are carried at cost in the financial statements. The total cost for the seats is $466,700.

NOTE 7 - INVESTMENT

The Company has a joint back office agreement with Spear, Leeds & Kellogg, L.P. which processes all their securities transactions. The Company has invested in a $10,000 Limited Partnership that is required under this agreement.

NOTE 8 - COMMITTMENTS AND CONTINGENCIES

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. The Company is currently not involved in any of these types of legal matters.

Note 9 - WITHDRAWALS OF CAPITAL

On December 26, 2003, a Class B member withdrew $15,000,000. Required notifications were submited to the Securities and Exchange Commission and the Chicago Stock Exchange and necessary approvals were received. Management does not believe that the withdrawal will have any effect on continuing operations.

continued

Bright Trading LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

NET CAPITAL

Total Members' Equity Qualified for Net Capital		$ 66,055,297.
Add: A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Total capital and allowable subordinated liabilities		$ 66,055,297.
Deductions and/or charges		
A. Non-allowable Assets		
Investment in Clearing Firm	$ 10,000.	
Exchange Memberships	466,700.	
Commodity Futures Contracts Charge	551,813.	
Total Deductions and/or Charges		1,028,513.
Net Capital before haircuts		$ 65,026,784.
Less: Haircuts		(12,381,832.)
Net Capital		$ 52,644,952.

Bright Trading LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 4,095,862.
Total aggregate indebtedness	$ 4,095,862.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required(The greater of 6-2/3% of aggregate indebtedness or $ 100,000)	$ 273,057.
Excess net capital at 1500%	$ 52,371,895.
Excess net capital at 1000%	$ 52,235,366.
Ratio: Aggregate Indebtedness to Net Capital	.078 to 1

Bright Trading LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2003

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 52,644,952.
Less:	
Net Audit Adjustments-Additional Haircuts	-0-
Net Capital per above (Note-3)	$ 52,644,952.

Bright Trading LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2003

Bright Trading LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by the broker or dealer.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF OF THE SECURITIES AND EXGHANGE COMMISSION

As of December 31, 2003

Bright Trading LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

To The Managing Member
Bright Trading LLC

In planning and performing our audit of the financial statements and supplemental schedules of Bright Trading LLC for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control

procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters invloving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequancy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange, Inc. (or other designated regulatory organizations) and other regulatory agencies which rely on Rule 17-a-5 (9) under the Securities Exchange Act of 1934 and should not to be used for any other purpose.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 23, 2004